UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 10 October 2014

NOVOGEN LIMITED

ABN 37 063 259 754

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THE MATTERS RAISED IN THIS DOCUMENT WILL AFFECT YOUR SHAREHOLDING IN THE COMPANY. YOU ARE ADVISED TO READ THIS DOCUMENT IN ITS ENTIRETY BEFORE THE GENERAL MEETING REFERRED TO BELOW IS CONVENED.

IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE IN RESPONSE TO THIS DOCUMENT, PLEASE CONSULT YOUR STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.

NOTICE OF ANNUAL GENERAL MEETING,

EXPLANATORY STATEMENT

AND

PROXY FORM

THIS IS A NOTICE OF A GENERAL MEETING OF THE COMPANY TO BE HELD AT 2.00 PM (SYDNEY TIME) ON WEDNESDAY 12 NOVEMBER 2014 AT THE MUSEUM OF SYDNEY LECTURE THEATRE, 37 PHILLIP STREET, SYDNEY, NEW SOUTH WALES.

A PROXY FORM FOR USE AT THIS MEETING IS INCLUDED WITH THIS DOCUMENT.

TO BE VALID, PROXY FORMS MUST BE COMPLETED AND RETURNED TO THE COMPANY BY

NO LATER THAN 2 PM (SYDNEY TIME) ON MONDAY 10 NOVEMBER 2014.

PART A: ABOUT THESE DOCUMENTS

Shareholders in Novogen Limited ABN 37 063 259 754 (Company) are requested to consider and vote upon each of the Resolutions set out in the Notice.

You can vote by:

•	attending and voting at the Meeting; or

•	appointing someone as your proxy to attend and vote at the Meeting on your behalf, by completing and returning the Proxy Form DIRECTLY to the Company or the Share Registry in the manner set out on the Proxy Form. The Company or its Share Registry must receive your duly completed Proxy Form by no later than 2.00 pm (Sydney time) on Monday 10 November 2014.

A glossary of capitalised terms used throughout this Document (including the Proxy Form) is contained in Part E. Unless expressly provided otherwise in this Document, each capitalised term used in this Document has the meaning given in Part E.

Please read the whole of this Document carefully before determining how you wish to vote and then cast your vote accordingly, either in person or by proxy.

PART B: LETTER FROM THE CHAIR

10 October 2014

Dear Shareholder

I am pleased to invite you to attend the General Meeting of the Shareholders of Novogen Limited, which is scheduled to be held at the Museum of Sydney Lecture Theatre, 37 Phillip Street, Sydney, New South Wales on Wednesday 12 November 2014 at 2.00 pm (Sydney time).

Enclosed with this letter is the Notice of Meeting which details the items of business to be dealt with at the Meeting. I hope you will consider the matters presented to you in this Notice and support us in our endeavours to grow the Company.

The full range of R&D activities of the Company are presented on the Novogen website (www.novogen.com) where you also will find the latest newsletter, and on the CanTx website (www.can-tx.com).

RESOLUTIONS

The Board recommends that Shareholders vote FOR each of the Resolutions proposed in the Notice and adopt the Remuneration Report contained in the Company’s Annual Report released on ASX on the 3 October 2014.

VOTING

If you plan to attend the Meeting, please bring a copy of the enclosed Proxy Form with you to facilitate registration.

If you are unable to join us, you are encouraged to appoint a proxy to attend and vote on your behalf. To be valid for the purposes of the Meeting, Proxy Forms must be completed and returned as instructed in Section 2 of Part C of the Notice of Meeting, by no later than 2.00 pm (Sydney time) on Monday 10 November 2014. Full instructions for voting by proxy are detailed on the back of the Proxy Form.

Your vote is important and we encourage you to either attend the Meeting in person or complete the Proxy Form accompanying this Document and return it to the Company or the Share Registry in accordance with the directions provided.

Yours faithfully

Prof Graham Kelly
Executive Chairman

PART C: NOTICE OF GENERAL MEETING

Novogen Limited

ABN 37 063 259 754

Section 1: Time and Place of Meeting

NOTICE is hereby given that a General Meeting of Novogen Limited ABN 37 063 259 754 (Company) will be held at the following time and location, and will conduct the business specified in Section 3 below:

Date:	Wednesday 12 November 2014

Time:	2.00 pm (Sydney time)

Location:	The Museum of Sydney Lecture Theatre, 37 Phillip Street, Sydney, New South Wales

Section 2: Directions Regarding Meeting

How to Vote

You may vote by attending the Meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, please attend the Meeting on the date, time and place set out above.

Voting by Proxy

To vote by proxy, please complete and sign the Proxy Form enclosed with this Document as soon as possible and either send, deliver, courier or mail the duly completed Proxy Form:

•	directly to the Company, attention Company Secretary:

•	by mail to PO Box 2333, Hornsby Westfield NSW 1635 Australia;

•	by facsimile to + 61 02 9476 0388; or

•	by delivery to Suite 1.02, 16-20 Edgeworth David Ave, Hornsby NSW 2077 Australia; or

•	to the Share Registry

•	by mail to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia;

•	by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia);

•	by delivery to Computershare Investor Services Pty Limited, Level 4, 60 Carrington Street, Sydney NSW 2000 Australia, or

•	online at www.investorvote.com.au or for Intermediary Online subscribers only (custodians) www.intermediaryonline.com so that it is received no later than 2.00 pm (Sydney time) on Monday 10 November 2014.

Complete details on how to vote by proxy are set out on the back of your Proxy Form.

Please read this Document carefully and in its entirety before determining how you wish to vote in relation to the Resolutions, and then cast your vote accordingly, either in person or by proxy or authorised representative.

If you do not understand any part of this Document, or are in any doubt as to the course of action you should follow in response to this Document, you should contact your stockbroker or financial or other professional adviser immediately.

Determination of Membership and Voting Entitlement for the Purpose of the Meeting

For the purpose of determining a person’s entitlement to vote at the Meeting and in accordance with regulation 7.11.37 of the Corporations Regulations 2001 (Cth), a person will be recognised as a Shareholder if that person is registered as a Shareholder at 7.00 pm (Sydney time) on Monday 10 November 2014.

Voting Exclusion Statements

In accordance with the Corporations Act and the Listing Rules, the following persons must not cast any votes on the relevant Resolution specified below, and the Company will disregard any votes cast on that Resolution by:

•	the person or class of persons excluded from voting; and

•	an associate of that person or those persons.

Resolution	Excluded Voters

1	Any member of the Key Management Personnel whose remuneration is detailed in the Remuneration Report and any closely related party of any such member.

5	Any person who may participate in an issue of Equity Securities pursuant to the approval sought under Resolution 5, any other person who may obtain a benefit as a result of the passing of Resolution 5 (other than a benefit solely in the capacity as a Shareholder).

However, the Company need not disregard a vote if it is cast by:

(i)	a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(ii)	the Chair as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Proxies

A Shareholder entitled to attend and vote at the Meeting pursuant to the Constitution is entitled to appoint no more than two proxies. Where more than one proxy is appointed, each proxy may be appointed to represent a specific proportion of the member’s voting rights. A proxy need not be a Shareholder. Any instrument of proxy deposited or received by the Company in which the name of the appointee is not filled in shall be deemed to be given in the favour of the Chair.

The instrument appointing a proxy, as well as any power of attorney (or a certified copy thereof) under which a proxy is appointed, must be received by the Company or the Share Registry by no later than

2.00 pm (Sydney time) on Monday 10 November 2014, in accordance with the instructions provided on the back of the Proxy Form.

The instrument of appointment of a proxy must be executed by the appointor or its duly authorised representative. The Proxy Form which accompanies this Notice may be used to appoint a proxy for the purposes of the Meeting.

Corporate Representative

A Shareholder that is a company and that wishes to appoint a person to act as its representative at the Meeting must provide that person with a letter executed in accordance with the company’s constitution and the Corporations Act authorising him or her to act as the Shareholder’s representative.

Section 3: Resolutions of Annual General Meeting

ORDINARY BUSINESS

A.	ACCOUNTS

To receive and consider the financial statements of the Group for the 12 months ended 30 June 2014 and the related reports of the Current Directors and the Auditor (as contained in the Annual Report).

During this item of business, Shareholders will have the opportunity to ask questions about and comment on the Company’s management, operations, financial position, business strategies and prospects.

Shareholders will also have the opportunity for direct questions to the Auditor, to the extent relevant to the conduct of the audit of the Company, the preparation and contents of the Auditor’s Report contained in the Annual Report, the accounting policies adopted by the Company in the preparation of its financial statements and the independence of the Auditor.

B.	REMUNERATION REPORT

To consider and, if thought fit, to pass, with or without amendment, the following in accordance with section 250R(2) of the Corporations Act, as an Ordinary Resolution (non-binding):

Resolution 1 – Remuneration Report

“That the Remuneration Report in the Annual Report be adopted.”

C.	RE-ELECTION OF MR JOHN P O’CONNOR

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 2 – Re-election of Mr John P O’Connor as Director

“That Mr John P O’Connor, a non-Executive Director of the Company retiring in accordance with clause 84.1 of the Company’s Constitution, being eligible, is re-elected as a Director of the Company.”

D.	ELECTION OF MR IAIN ROSS

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 3 – Election of Mr Iain Ross as Director

“That Mr Iain Ross, a non-Executive Director of the Company retiring in accordance with clause 82.3 of the Company’s Constitution, being eligible, is elected as a Director of the Company.”

E.	ELECTION OF PROFESSOR PETER GUNNING

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 4 – Election of Professor Peter Gunning as Director

“That Professor Peter Gunning, a non-Executive Director of the Company retiring in accordance with clause 82.3 of the Company’s Constitution, being eligible, is elected as a Director of the Company.”

SPECIAL BUSINESS

F.	RENEWAL OF APPROVAL OF ADDITIONAL CAPACITY TO ISSUE 10% OF SECURITIES

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

Resolution 5 – Renewal of approval of additional capacity to issue 10% of securities

“That, for the purpose of Listing Rule 7.1A and for all other purposes, approval be given for the Company to allot and issue, or agree to allot and issue, Equity Securities in the Company at any time in the period commencing on the date of this Meeting and ending on the first anniversary of that date, on one or more occasions, up to the maximum number of Equity Securities calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and otherwise on the terms and conditions as more particularly set out in the Explanatory Statement that accompanies this Notice.”

OTHER BUSINESS

To transact any other business as may be brought before the Meeting.

By order of the Board

Prof Graham Kelly
Executive Chairman

Dated: 10 October 2014

PART D: EXPLANATORY STATEMENT

This Explanatory Statement is included in and forms part of the Notice of Meeting. It contains an explanation of, and information about, the Resolutions to be considered at the Meeting. It is given to Shareholders to help them determine how to vote on the Resolutions set out in the Notice of Meeting.

Shareholders should read this Explanatory Statement in full as the individual sections of this Document may not necessarily give a comprehensive review of the Resolutions proposed in the Notice of Meeting.

If you are in doubt about what to do in relation to a Resolution, you should consult your stockbroker or financial or other professional advisor.

A.	BACKGROUND TO APPLICABLE PROVISIONS OF THE CORPORATIONS ACT

(a)	Section 250R

Section 250R(2) of the Corporations Act requires a listed company to put the Remuneration Report to the vote of Shareholders at each annual general meeting of that company. However, the outcome of the Shareholders’ vote on the Remuneration Report is advisory only. If the resolution to approve the Remuneration Report is not passed, the Current Directors are not obliged to alter any of the arrangements specified in the Remuneration Report.

(b)	Chapter 2E

Part 2E of the Corporations Act provides that, subject to certain exceptions (which the Current Directors believe are not applicable in the present circumstances), for a public company to give a financial benefit to a related party, the company must obtain the prior approval of its shareholders.

B.	BACKGROUND TO APPLICABLE LISTING RULES

(c)	Listing Rule 7.1

Listing Rule 7.1, known as the “15% rule”, limits the capacity of an ASX-listed company to issue Equity Securities without the approval of its shareholders. In broad terms, the Listing Rule provides that a company may not issue or agree to issue Equity Securities equal to more than 15% of the total number of ordinary securities on issue in the capital of the Company 12 months prior to the proposed date of issue or agreement to issue (excluding any shares issued in reliance on the 15% rule in that 12 month period) unless the issue or agreement to issue is approved by shareholders or otherwise comes within one of the exceptions to Listing Rule 7.1.

(d)	Listing Rule 7.1A

Listing Rule 7.1A provides Eligible Entities with the ability to seek shareholder approval – by Special Resolution at an annual general meeting – to issue or agree to issue Equity Securities, over the 12 month period commencing on the date of that annual general meeting, up to a maximum of an additional 10% of the total number of ordinary securities on issue in the capital of the Company twelve months prior to the proposed date of issue or agreement to issue (excluding any shares issued in reliance on the 15% Rule within that twelve month period) (Additional Issue Approval).

However, any Equity Securities issued under the Additional Issue Approval must be in the same class as an existing quoted class of Equity Securities of the Company.

Equity Securities issued pursuant to an Additional Issue Approval must not be issued at a price that is less than 75% of the VWAP of those securities calculated over the 15 Trading Days on which trades in those Equity Securities were recorded immediately before:

•	the date on which the issue price of those Equity Securities was agreed, or

•	the date of issue of those Equity Securities (if those Equity Securities are not issued within five Trading Days of the date on which the issue price was agreed).

The Equity Securities that an Eligible Entity is permitted to issue in reliance on an

Additional Issue Approval under Listing Rule 7.1A is in addition to those Equity Securities that the Eligible Entity is permitted to issue and agree to issue under the 15% Rule.

The Additional Issue Approval will be valid for a period ending on the first to occur of:

•	the first anniversary of the date of the annual general meeting at which the Additional Issue Approval is given; and

•	the date of approval by Shareholders of a transaction under Listing Rule 11.1.2 (significant change in nature or scale of the Company) or Listing Rule 11.2 (disposal of main undertaking of the Company).

An Eligible Entity that obtains Additional Issue Approval under Listing Rule 7.1A must disclose the information prescribed by Listing Rule 3.10.5A each time it issues Equity Securities under such an approval, in addition to information required under the general disclosure requirements of the Corporations Act and Listing Rules.

C.	DISCLOSURE IN RELATION TO THE RESOLUTIONS

(a)	Resolution 1 – Remuneration Report

The Remuneration Report is contained in the “Directors’ Report” section of the Annual Report. Publicly listed companies are required to submit their remuneration reports to a vote for adoption at each of their annual general meetings. Whilst the following resolution is to be determined as an ordinary resolution, it is advisory only and does not bind the Directors or the Company.

During this item of business, Shareholders will have the opportunity to ask questions about and comment on the Remuneration Report.

The Board recommends the adoption of the Remuneration Report. The Executive Directors, Non-Executive Directors and Key Management Personnel have accepted remunerations below those levels considered usual for companies of comparable size and stage of development. All personnel have taken the view that they would rather preserve the Company’s cash at this time and direct it towards running costs.

(b)	Resolution 2 – Re-election of Mr John P O’Connor

Mr O’Connor retires by rotation in accordance with clause 84.1 of the Constitution and offers himself for re-election as a Director.

Mr O’Connor has spent his working life in the financial industry. In this time, he has worked both in funds management and as a stockbroker. He has worked in the UK, US and in Australia. He has held management roles and been a Partner in securities businesses. He has served on the board of Lonsec Securities, a Zurich Insurance owned business, for several years.

He has been a consultant to several biotech businesses, including Novogen Limited and MEI Pharma, assisting with fund raising.

Mr O’Connor has been on the Board of the Company since May 2012.

The Board recommends that the Shareholders vote in favour of the re-election of Mr O’Connor.

(c)	Resolution 3 – Election of Mr Iain Ross

Clause 82.3 of the Company’s Constitution requires any Director who has been appointed by way of casual vacancy or in addition to existing Directors to hold office only until the next Annual General Meeting at which point that Director must retire from office.

Mr Ross has 30 years experience as a businessman and spent most of his career in the life sciences sector. He has held senior positions at Coms plc, Sandoz AG, Fisons plc, Hoffman-La Roche AG and Celltech Group plc. He also has undertaken a number of start-ups and turnarounds on behalf of banks and private equity funds.

He has been involved in multiple financing transactions, having raised over $300m, both publicly and privately.

Mr Ross is a qualified Chartered Director and sits on the board of Benitec Limited and Tissue Therapies Limited, both ASX listed entities. He is also Vice Chairman of the Council of Royal Holloway London University.

Mr Ross was appointed as Director of the Company on the 4th of March 2014 and offers himself to be elected as Director of the Company.

The Board recommends that the Shareholders vote in favour of the election of Mr Ross.

(d)	Resolution 4 – Election of Professor Peter Gunning

Clause 82.3 of the Company’s Constitution requires any Director who has been appointed by way of casual vacancy or in addition to existing Directors to hold office only until the next Annual General Meeting at which point that Director must retire from office.

Prof Gunning is the Head of Oncology Research Unit in the School of Medical Sciences and Associate Dean (Research) in the Faculty of Medicine at the University of New South Wales.

His research is focused on targeting the skeleton of the cancer cell and build on the principles of cell architecture that Professor Gunning’s team has discovered over the last 20 years. He has published over 100 primary research articles and has recently edited the first book devoted to his field of research.

Prof Gunning was appointed as Director of the Company on the 4th of March 2014 and offers himself to be elected as Director of the Company.

The Board recommends that the Shareholders vote in favour of the election of Prof Gunning.

(e)	Resolution 5 – Renewal of Approval of additional capacity to issue 10% of securities

A similar resolution was passed at the Annual General Meeting held on the 15th of November 2013, however the Company did not issue any Equity Security under Listing Rule 7.1A and therefore seeks the renewal of approval of additional capacity to issue 10% of securities.

As permitted by Listing Rule 7.1A, the Directors are seeking the approval from Shareholders pursuant to a Special Resolution (Additional Issue Approval) for capacity, over a period that will not exceed the first anniversary of the date on which the Additional Issue Approval is given at this Meeting (Additional Issue Period), to issue or agree to issue Equity Securities equal to or exercisable into an additional 10% of the number of ordinary securities on issue in the Company at the time of the proposed issue or agreement to issue (less any Exempt Shares issued in the immediately preceding 12 months) without further Shareholder approval (Additional Issue Securities).

If this Resolution is passed, the Headroom of the Company will increase to 25%, which is the aggregate of the 15% Rule plus the additional 10% as referenced above.

The Board believes that the ability of the Company to issue the Additional Issue Securities over the following 12 months – as and when the need or opportunity arises during that period – is in the best interests of the Company and the Shareholders. The Company is not limited to making any specific number of Additional Issue Securities pursuant to an Additional Issue Approval.

The exact number of Additional Issue Securities to be issued under the Additional Issue Approval will be determined in accordance with the formula prescribed in Listing Rule 7.1A.2.

Any issue made pursuant to the Additional Issue Approval would be in addition to the Equity Securities that the Company may also be permitted to issue under Listing Rule 7.1 or any other Listing Rule.

In accordance with the requirements of Listing Rule 7.3A, the Company advises as follows:

(i)	Minimum Issue Price - the minimum price at which Additional Issue Securities will be issued during the Additional Issue Period is 75% of the VWAP for securities in that class calculated over the 15 Trading Days on which trades in that class were recorded immediately before:

(A)	the date on which the price at which the securities are to be issued is agreed, or

(B)	if the securities are not issued within 5 Trading Days of the date in paragraph (A), the date on which the securities are issued.

As stated in Listing Rule 7.1A.3, the minimum price at which a proposed issue of Additional Issue Securities is made must not be less than 75% of the VWAP for Equity Securities of the same class as those Additional Issue Securities, calculated over the 15 Trading Days on which trades in those Equity Securities were recorded immediately before:

•	the date on which the issue price of those Additional Issue Securities is agreed, or

•	the issue date of those Additional Issue Securities (if those Additional Issue Securities are not issued within five Trading Days of the date on which the issue price is agreed).

Where the Company proposes to issue Additional Issue Securities in consideration for acquiring non-cash consideration, such as new resources, assets and investments, the Company will be required to provide to the market an independent expert’s valuation of the non-cash consideration, as required by Listing Rule 7.1A.3, at or immediately prior to the time of that issue.

(ii)	Dilution of Existing Securityholders - the Company, as at the date of this Notice, has on issue 168,557,834 ordinary Shares, and has a capacity to issue a further 25,283,675 Equity Securities under Listing Rule 7.1.

The actual number of Additional Issue Securities that the Company will have capacity to issue under Listing Rule 7.1A at a given time will be calculated at the date of issue of the relevant Additional Issue Securities.

Listing Rule 7.1A.2 provides that Eligible Entities which have obtained shareholder approval for the purposes of Listing Rule 7.1A at an annual general meeting, may issue or agree to issue, during the 12 month period after the date of that annual general meeting, a number of Equity Securities calculated in accordance with the following formula:

(A x D) – E

Where:

A	is the aggregate of the number of:

1.	fully paid ordinary securities on issue 12 months before the proposed date of issue of the relevant Additional Issue Securities (Proposed Issue Date);

2.	fully paid ordinary securities issued during the 12 months before the Proposed Issue Date under an exception in Listing Rule 7.2;

3.	partly paid ordinary securities that became fully paid ordinary securities in the 12 months before the Proposed Issue Date; and

4.	fully paid ordinary securities issued in the 12 months before the Approval Date with the approval of holders or ordinary securities under Listing Rule 7.1 or Listing Rule 7.4,

but excludes:

5.	any Exempt Shares issued during the 12 months before the Proposed Issue Date; and

6.	the number of fully paid ordinary securities cancelled in the 12 months before the Proposed Issue Date;

D	is 10%; and

E	is the number of Equity Securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the Proposed Issue Date without the approval of shareholders under Listing Rule 7.1 or Listing Rule 7.4.

If Resolution 5 is approved by Shareholders and the Company issues Shares pursuant to the Additional Issue Approval, the existing Shareholders’ voting power and economic interest in the Company will be diluted. In the case of Options (including Listed Options), the existing Shareholders’ voting power and economic interest in the Company will be diluted only if those Options are exercised.

Holders of existing Equity Securities in the Company should be aware that there is a risk that:

(A)	the market price for the Company’s Equity Securities may be significantly lower on the date of issue of the Additional Issue Securities of the same class than on the date of the Meeting;

(B)	the Additional Issue Securities may be issued at a price that is at a discount to the market price for the Company’s Equity Securities on the date on which the Additional Issue Securities are issued; and

(C)	the share capital of the Company may be significantly larger on the date of issue of the Additional Issue Securities than it was on the date of the Meeting,

which may result in the amount of funds raised by the issue of Additional Issue Securities and the number of Additional Issue Securities actually issued differing materially from the Company’s expectations in the circumstances that prevail at the date of this Notice or the date of the Meeting.

Examples of the possible dilutionary effect on Existing Shareholders resulting from an issue of the maximum number of Additional Issue Shares permissible under the Additional Issue Approval (as calculated in accordance with the above formula, assuming the issue is made on the date of this Notice), assuming:

•	three different values for variable “A” in the formula above, that is, the number of fully paid ordinary securities the Company has on issue; and

•	three different issue prices,

are set out in the table following.

The table shows the anticipated dilutionary effect on existing Shareholders on the basis of:

(D)	the current market price of Shares; and

(E)	the current number of ordinary securities on issue in the Company.

(That is, as at close of trading on 30 September 2014).

Assuming that:

(F)	the Company issues the maximum number of Additional Issue Securities available under the Additional Issue Approval;

(G)	no Shares are issued pursuant to the exercise of any issued Options before the date of the issue contemplated in paragraph (F) immediately above;

(H)	the Additional Issue Securities issued consist of Shares only. However, if the issue of Additional Issue Securities were to include Listed Options, it is assumed that Shares have been issued pursuant to a valid exercise of those Listed Options for the purposes of calculating the maximum possible dilutionary effect on Existing Shareholders resulting from that issue; and

(I)	the issue price per Additional Issue Security is set at a discount of 25% to the prevailing market price of Shares, being the maximum discount i.e. the highest rate of dilution to existing holders of Equity Securities in the Company - permitted under the Listing Rules in respect of an issue of Additional Issue Securities.

The table then compares this scenario with the possible dilutionary effect on Existing Shareholders assuming that:

(J)	the total ordinary share capital of the Company has increased by 50% and by 100% and all newly issued shares are held by non-Existing Shareholders.

Shareholders should be aware that the number of fully paid ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, placements under the 15% Rule, pro rata entitlements issues or scrip issued under a takeover offer) or future specific placements under Listing Rule 7.1 that are approved at a future Shareholder’s meeting; and

(K)	the issue price of fully paid ordinary securities has decreased by 50% (i.e. halved), and increased by 100% (i.e. doubled), as against the current market price.

Shareholders should be aware that the price for the Company’s Equity Securities is subject to fluctuation, which may result from a diverse range of factors, including non-company-specific influences such as the general state of the economy, fluctuations in interest and/or foreign exchange rates, global hostilities and tensions and acts of terrorism.

Variable “A” Total number of ordinary shares on issue	Number of Additional Issue Securities to be issued	Total dilutionary effect of existing Equity Security Holders	Total amount of funds raised from the issue of Additional Issue Securities, assuming an issue price per Additional Issue Securities equal to 75% of VWAP
			$0.070 (50% decrease of the market price of Shares as at close of trading on 30 September 2014)		$0.140 (market share price of Shares as at close of trading on 30 September 2014)		$0.280 (100% increase of the market price of Shares as at close of trading on 30 September 2014)
168,557,834 Shares (share capital as at date of this Meeting, held by Existing Shareholders)	16,855,783	9.09%	$1,179,905	*	$2,359,810	*	$4,719,619	*

252,836,751 Shares (50% increase in the share capital of the Company)	25,283,675	9.09%	$1,769,857	*	$3,539,715	*	$7,079,429	*

337,115,668 Shares (100% increase in the share capital of the Company)	33,711,566	9.09%	$2,359,810	*	$4,719,619	*	$9,439,238	*

*	Number rounded to the nearest dollar.

Assumptions and Observations

The above table has been prepared based in the following assumptions and observations:

1.	the Company issues the maximum number of Additional Issue Securities that it is permitted to issue upon the giving of the Additional Issue Approval;

2.	no listed Options (including any listed Options that may form part of the Additional Issue Securities) are exercised before the record date applicable to the issue of the Additional Issue Securities;

3.	no Existing Shareholder is issued with any of the Additional Issue Securities – in other words, the maximum rate of dilution to Existing Shareholders is assumed;

4.	the above table only shows the effect of issues of Equity Securities under Listing Rule 7.1A i.e. under the Additional Issue Approval, and therefore excludes the issue of any Equity Securities issued under the provisions of any other Listing Rule, such as Listing Rule 7.1; and

5.	the Additional Issue Securities consist only of Shares. If the Additional Issue Securities were to include listed Options, it is assumed that the holders of those Listed Options would have exercised them and that Shares would have been issued pursuant to such exercise, for the purpose of calculating the rate of dilution on Existing Shareholders.

a.	Additional Issue Period - no Additional Issue Securities will be issued after the expiry of the period that commences on (and includes) the date of this Meeting and ends on (and includes) the date upon which the first of the following two events occurs:

•	the first anniversary of the date of this Meeting; and

•	the date of approval by Shareholders of a transaction under Listing Rule 11.1.2 or Listing Rule 11.2 (change in nature or scale of the Company),

or any extension of that period as is permitted by ASX (Additional Issue Period).

Approval under Listing Rule 7.1A will cease to be valid if Shareholders approve a transaction under Listing Rule 11.1.2 or Listing Rule 11.2.

In the interest of clarity, Shareholders are advised that after the expiry of the Additional Issue Period, the Company will not issue any Additional Issue Securities unless and until it has obtained from Shareholders a further Additional Issue Approval, by means of a Special Resolution, at the Company’s next annual general meeting;

b.	Application of consideration received from issue of Additional Issue Securities - the Company may apply consideration received from the issue of Additional Issue Securities for the following purposes:

•	if cash consideration is received – the Company intends to use the funds raised towards its research and development programs and working capital.; and

•	if non-cash consideration is received - the Company will have issued the Additional Issue Securities in consideration for acquiring new resources, assets and investments.

The total amount raised by the issue of Additional Issue Securities will depend on the issue price of Shares at the time of issue of the relevant Additional Issue Securities.

As at the date of this Notice, the Company has not formed an intention to offer any Additional Issue Securities to any particular person or at any particular time, assuming that Resolution 5 is passed and the Company receives Additional Issue Approval.

The specific purposes for which any particular issue is made pursuant to the Additional Issue Approval will be disclosed by way of an ASX announcement at the time of the issue.

c.	Allocation Policy - the Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the Additional Issue Approval. The identity of the allottees of Additional Issue Securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

(i)	the methods of fundraising that are available to the Company at the relevant time, including but not limited to rights issue and other issues in which existing security holders can participate;

(ii)	the effect of the issue of the Additional Issue Securities on the control of the Company;

(iii)	the financial situation and solvency of the Company; and

(iv)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the Additional Issue Approval have not been determined as at the date of this Notice but may include existing substantial Shareholders and/or new investors who are not related parties or Associates of a related party of the Company.

If the Company is successful in acquiring new resources, assets or investments, it is likely that the allottees under the Additional Issue Approval will be the vendors of the new resources assets or investments, or related parties or Associates of a related party of that vendor.

The Company reserves the right to determine, at the time of any issue of Additional Issue Securities and having regard to the circumstances existing at that time, the terms of the allocation policy that will apply to that particular issue;

d.	Additional information to be disclosed - the Company will comply with the disclosure obligations under Listing Rules 7.1A(4) and 3.10.5A upon the issue of any Additional Issue Securities; and

e.	Previous issues of Additional Issue Securities – For the purposes of Listing Rules 7.3A(6), the table below lists the details of all issues of equity security during the 12 months preceding the Meeting.

Date of issue and allotment	Number of Shares issued and allotted	Deemed Price per Share	Percentage of the total number of securities on issue at the commencement of the 12 month period	Allottee

18/11/2013	5,089,821	$0.167	3.31%	Hudson Bay Master Fund Ltd

23/12/2013	2,873,564	$0.174	1.87%	Hudson Bay Master Fund Ltd

23/01/2014	2,312,139	$0.173	1.50%	Hudson Bay Master Fund Ltd

19/03/2014	949,368	$0.158	0.61%	Merrill Lynch (Australia) Nominees Pty Limited for the benefit of Hudson Bay Master Fund

20/03/2014	3,797,469	$0.158	2.47%	Merrill Lynch (Australia) Nominees Pty Limited for the benefit of Hudson Bay Master Fund

Total	15,022,361		9.76%

•	All the Shares issued as listed in the table above were issued on the basis of a Convertible Securities Agreement, at a price corresponding to 90% of the average of any 3 daily VWAPs per Share during the 20 consecutive trading days prior to the reception of a conversion notice.

•	All the Shares issued as listed in the table above are fully paid ordinary shares and rank pari passu with all other existing Shares.

•	All the Shares issued as listed in the table above where issued as a result of the conversion of convertible securities and for the following consideration:

•	The Company issued a convertible security to HBMF on 18 November 2013 with the following features:

•	Issue price: $2,000,000,

•	Face value: $2,200,000,

•	Unsecured and does not bear interest.

•	The Company issued a further convertible security to HBMF on 23 December 2013 with the following features:

•	Issue price: $1,500,000,

•	Face value: $1,650,000,

•	Unsecured and does not bear interest.

•	The funds received in consideration of the convertible securities and in relation to Shares listed in the table above were added to other available funds and distributed towards the Company’s research and development programs and working capital. The details of expenditure are available in the Annual Report, released on ASX on 3 October 2014.

Voting Exclusion Statement: The voting exclusion statement in respect of Resolution 5 is set out in Part C, Section 2 of this Document.

As at the date of this Notice, the Company has not identified any particular person or class of persons who may participate in an issue made pursuant to, or otherwise benefit from, the passing of Resolution 5. As such, no Existing Shareholders shall be excluded from voting on Resolution 5.

PART E: GLOSSARY

For the purposes of this Document, the following terms have the meanings prescribed below:

$	Australian dollars.

15% Rule	Has the meaning given to that term in Section A of the Explanatory Statement.

Additional Issue Approval	The approval that will be given if Resolution 5 is passed by Shareholders in accordance with its terms as stated in the Notice

Annual Report	The Company’s annual report for the 12 month period ended 30 June 2014

ASX	ASX Limited ACN 008 624 691 or the securities exchange market operated by it, as the context requires.

Associate	Has the meaning given to that term in the Note to Listing Rule 14.11.

Auditor	Grant Thornton Audit Pty Limited ACN 130 913 594.

Board	The board of Directors.

Chair	The person chairing the Meeting.

Company	Novogen Limited ACN 063 259 754.

Constitution	The constitution of the Company.

Convertible Securities Agreement	The Convertible Securities Agreement dated 3 July 2013 between Hudson Bay Master Fund and the Company as amended on 15 November 2013.

Corporations Act	Corporations Act 2001 (Cth).

Current Directors	The Directors as at the date of this Document.

Director	A director of the Company from time to time

Document	This document entitled “Notice of General Meeting, Explanatory Statement and Proxy Form” and any annexures or schedules to or of the foregoing.

Equity Security	Has the meaning given to that term in Listing Rule 19.12.

Exempt Share	A Share permitted to be issued without the approval of Shareholders pursuant to Listing Rule 7.1 or Listing Rule 7.1A. See Sections B and C.6 of Part D for further information.

Existing Shareholder	A Shareholder as at the date of this Document.

Explanatory Statement	Part D of this Document, forming part of the Notice.

HBMF	Hudson Bay Master Fund Limited.

Headroom	The ability to issue Equity Securities without requiring Shareholder approval under Listing Rule 7.1 or 7.1A.

Listing Rule	The listing rules of the ASX as amended from time to time.

Meeting	The General Meeting of the Company convened by the Notice.

Notice or Notice of Meeting	The notice convening this Meeting of which the Explanatory Statement forms part.

Ordinary Resolution	A resolution of Shareholders that is approved by Shareholders who are entitled to vote on that resolution and who hold no less than 50% (in number) of all voting Equity Securities of the Company.

Proxy Form	The proxy form attached to this Document

Resolution	A resolution set out in the Notice.

Securities	Collectively, any Shares or other securities issued by the Company.

Share	A fully paid ordinary share in the issued capital of the Company.

Share Registry	Computershare Investor Services Pty Limited, Level 4, 60 Carrington Street, Sydney, New South Wales.

Shareholder	A registered holder of one or more Share(s).

Special Resolution	A resolution of Shareholders that is approved by Shareholders who are entitled to vote on that resolution and who hold no less than 75% (in number) of all voting Equity Securities of the Company.

Trading Day	Has the meaning given to that term in Listing Rule 19.12.

VWAP	In respect of a quoted class of Equity Securities, the volume weighted average price of that class of Equity Securities sold on the ASX during the prescribed number of trading days immediately preceding and including the date on which such price is to be determined, but does not include any transactions defined in the ASX Operating Rules as “special” crossings prior to the commencement of normal trading, crossings during the after hours adjust phase nor any overseas trades or trades pursuant to the exercise of options over ordinary shares in the capital of the Company.

PROXY INSTRUCTIONS

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 - Appointment of Proxy

Indicate here who you want to appoint as your Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chairman of the Meeting as your proxy please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the Meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the Company. Do not write the name of the Company or the registered securityholder in the space.

Proxy which is a Body Corporate

Where a body corporate is appointed as your proxy, the representative of that body corporate attending the Meeting must have provided an “Appointment of Corporate Representative” prior to admission. An Appointment of Corporate Representative form can be obtained from the Share Registry.

Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Share Registry or you may use a photocopy this form.

To appoint a second proxy you must:

(a)	complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b)	return both forms together in the same envelope.

STEP 2 - Voting Directions to your Proxy

You can tell your Proxy how to vote.

To direct your proxy how to vote, place a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

STEP 3 - Sign the Form

This form must be signed. In the spaces provided you must sign this form as follows:

Individual: This form is to be signed by the securityholder.

Joint Holding: where the holding is in more than one name, all the securityholders must sign.

Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the Share Registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: this form must be signed by a director jointly with either another director or a company secretary. Where the company has a sole director who is also the sole company secretary, this form must be signed by that person. Please indicate the office held by signing in the appropriate place.

STEP 4 - Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the Meeting at 2.00 pm (Sydney time) on Wednesday 12 November 2014. Any Proxy Form received after that time will not be valid for the scheduled Meeting.

Proxies may be lodged:

To vote by proxy, please complete and sign the Proxy Form enclosed with this Document as soon as possible and either send, deliver, courier or mail the duly completed and signed Proxy Form:

•	directly to the Company, attention Company Secretary:

•	by mail to PO Box 2333, Hornsby Westfield NSW 1635 Australia

•	by facsimile to + 61 02 9476 0388; or

•	by delivery to Suite 1.02, 16-20 Edgeworth David Ave, Hornsby NSW 2077 Australia;

or

•	to the Share Registry:

•	by mail to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia;

•	by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia);

•	by delivery to Computershare Investor Services Pty Limited, Level 4, 60 Carrington Street, Sydney NSW 2000 Australia; or

•	online at www.investorvote.com.au or for Intermediary Online subscribers only (custodians) www.intermediaryonline.com

Proxy forms must be received by 2.00 pm (Sydney time) on Monday 10 November 2014 to be valid.